As filed with the Securities and Exchange Commission on February 8, 2018

Securities Act File No. 333-221192
Investment Company Act File No. 811-22558

UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐  Pre-Effective Amendment No.

☒  Post-Effective Amendment No. 1

(Check appropriate box or boxes)

BROOKFIELD INVESTMENT FUNDS

(Exact name of registrant as specified in charter)

Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281-1023
(Address of Principal Executive Offices)

Telephone Number: (855) 777-8001

(Area Code and Telephone Number)

Brian F. Hurley, Esq.

Brookfield Investment Funds
Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281-1023
(Name and Address of Agent for Service)

Copies to:

Alexis I. Rieger, Esq.	Michael R. Rosella, Esq.
Brookfield Investment Funds	Paul Hastings LLP
Brookfield Place, 250 Vesey Street, 15th Floor	200 Park Avenue
New York, New York 10281-1023	New York, New York 10166

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

This filing is being made solely for the purpose of adding exhibits. No other part of the Registration Statement is amended or superseded hereby.

No filing fee is required because of reliance on Section 24(f) and an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

Title of securities being registered: Shares of beneficial interest, no par value per share, of the Registrant.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement of Brookfield Investment Funds (the “Registrant”) on Form N-14 hereby incorporates Part A and Part B from the Registrant’s filing of the definitive combined proxy statement/prospectus and statement of additional information pursuant to Rule 497 filed on December 7, 2017. This Post-Effective Amendment No. 1 is being filed to add the final tax opinion as an Exhibit to Part C of the Registration Statement.

BROOKFIELD INVESTMENT FUNDS
(THE “REGISTRANT”)

PART C

Item 15.        Indemnification

Pursuant to 12 Del. C. § 3817, subject to such standards and restrictions, if any, as are set forth in the governing instrument of a statutory trust, a statutory trust shall have the power to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever.

The Registrant has purchased insurance on behalf of its officers and Trustees protecting such persons from liability arising from their activities as officers or Trustees of the Registrant.  The insurance policy has certain exclusions, including, but not limited to, those acts determined to be fraudulent, dishonest or criminal acts, omissions and improper personal profit or advantage, or under bad faith, willful misconduct, gross negligence or reckless disregard of duties.

Reference is made to the provisions of Article VIII, Sections 8.2, 8.4, 8.5 and 8.6 of the Registrant’s Amended and Restated Agreement and Declaration of Trust.  Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (1933 Act File No. 333-174323) as filed with the Commission on October 4, 2011.

Reference is made to Section 7 of the Form of Distribution Agreement between Registrant and Quasar Distributors, LLC.  Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (1933 Act File No. 333-174323) as filed with the Commission on October 4, 2011.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits

1.                                      Charter Documents:

(a)          Certificate of Trust as filed with the State of Delaware on May 12, 2011.(1)

(b)          Amended and Restated Agreement and Declaration of Trust dated September 27, 2011.(2)

(c)          Certificate of Establishment and Designation of Registrant, on behalf of its series, Center Coast Brookfield MLP Focus Fund (formerly known as Brookfield MLP Fund) dated August 24, 2017.(13)

(d)          Amended and Restated Certificate of Establishment and Designation of Registrant, on behalf of its series, Center Coast Brookfield MLP Focus Fund dated November 16, 2017.(13)

2.                                      By-laws of Registrant dated September 27, 2011.(2)

3.                                      Not Applicable.

4.                                      Form of Agreement and Plan of Reorganization and Liquidation. (13)

5.                                      Instruments Defining Rights of Security Holders is incorporated by reference to:

(a)                                 Articles II, VI, VII, and IX of the Amended and Restated Agreement and Declaration of Trust.(2)

(b)                                 Article IV of the By-laws of Registrant.(2)

6.                                      Investment Management Agreements:

(a)                                 Form of Investment Advisory Agreement between Registrant, on behalf of its series, Center Coast Brookfield MLP Focus Fund, and Brookfield Investment Management Inc.(13)

(b)                                 Form of Expense Limitation Agreement between Registrant, on behalf of its series, Center Coast Brookfield MLP Focus Fund, and Brookfield Investment Management Inc.(13)

7.                                      Distribution Agreements:

(a)                                 Form of Distribution Agreement between Registrant and Quasar Distributors, LLC.(2)

(i)                                     Form of First Amendment to the Distribution Agreement.(6)

(ii)                                  Form of Second Amendment to the Distribution Agreement.(8)

(iii)                               Form of Third Amendment to the Distribution Agreement.(9)

(iv)                              Form of Fourth Amendment to the Distribution Agreement.(13)

8.                                      Not Applicable.

9.                                      Custody Agreements:

(a)                                 Form of Custody Agreement between Registrant and U.S. Bank National Association.(2)

(i)                                     Form of First Amendment to the Custody Agreement.(6)

(ii)                                  Form of Second Amendment to the Custody Agreement.(8)

(iii)                               Form of Third Amendment to the Custody Agreement.(9)

(iv)                              Form of Fourth Amendment to the Custody Agreement.(13)

10.                               Distribution Plan and Rule 18f-3 Plan:

(a)                                 Plan of Distribution pursuant to Rule 12b-1 relating to Class A Shares.(2)

(i)           Form of Amendment to Schedule A to the Plan of Distribution pursuant to Rule 12b-1 relating to Class A Shares.(6)

(ii)          Form of Second Amendment to Schedule A to the Plan of Distribution pursuant to Rule 12b-1 relating to Class A Shares.(8)

(iii)         Form of Third Amendment to Schedule A to the Plan of Distribution pursuant to Rule 12b-1 relating to Class A Shares.(8)

(iv)         Form of Fourth Amendment to Schedule A to the Plan of Distribution pursuant to Rule 12b-1 relating to Class A Shares.(13)

(b)                                 Plan of Distribution pursuant to Rule 12b-1 relating to Class C Shares.(2)

(i)           Form of Amendment to Schedule A to the Plan of Distribution pursuant to Rule 12b-1 relating to Class C Shares.(6)

(ii)          Form of Second Amendment to Schedule A to the Plan of Distribution pursuant to Rule 12b-1 relating to Class C Shares.(8)

(iii)         Form of Third Amendment to Schedule A to the Plan of Distribution pursuant to Rule 12b-1relating to Class C Shares.(8)

(iv)         Form of Fourth Amendment to Schedule A to the Plan of Distribution pursuant to Rule 12b-1 relating to Class C Shares.(13)

(c)                                  Form of Plan of Distribution pursuant to Rule 12b-1 relating to Class T Shares.(13)

(d)                                 Form of Amended and Restated Rule 18f-3 Plan.(6)

(i)                                     Form of Second Amended and Restated Rule 18f-3 Plan.(8)

(ii)                                  Form of Third Amended and Restated Rule 18f-3 Plan.(8)

(iii)                               Form of Fourth Amended and Restated Rule 18f-3 Plan.(13)

11.                               Opinion of Counsel:

(a)                                 Legal Opinion and Consent of Richards Layton & Finger regarding legality of shares and other matters.(12)

(b)                                 Consent of Paul Hastings LLP.(12)

12.                               Opinion and Consent of Paul Hastings LLP with respect to tax matters.(14)

13.                               Other Material Contracts

(a)                                 Form of Administration Agreement between Registrant, on behalf of its series, Center Coast Brookfield MLP Focus Fund, and Brookfield Investment Management Inc.(13)

(b)                                 Form of Fund Sub-Administration Servicing Agreement between Brookfield Investment Management Inc. with respect to the Registrant and U.S. Bancorp Fund Services, LLC.(2)

(i)           Form of First Amendment to the Fund Sub-Administration Servicing Agreement.(6)

(ii)          Form of Second Amendment to the Fund Sub-Administration Servicing Agreement.(8)

(iii)         Form of Third Amendment to the Fund Sub-Administration Servicing Agreement.(9)

(iv)         Form of Fourth Amendment to the Fund Sub-Administration Servicing Agreement.(13)

(c)                                  Form of Fund Accounting Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC.(2)

(i)           Form of First Amendment to the Fund Accounting Servicing Agreement.(6)

(ii)          Form of Second Amendment to the Fund Accounting Servicing Agreement.(8)

(iii)         Form of Third Amendment to the Fund Accounting Servicing Agreement.(9)

(iv)         Form of Fourth Amendment to the Fund Accounting Servicing Agreement.(13)

(d)                                 Form of Transfer Agent Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC.(2)

(i)          Form of First Amendment to the Transfer Agent Servicing Agreement.(6)

(ii)         Form of Second Amendment to the Transfer Agent Servicing Agreement.(8)

(iii)        Form of Third Amendment to the Transfer Agent Servicing Agreement.(9)

(iv)        Form of Fourth Amendment to the Transfer Agent Servicing Agreement.(13)

(e)                                  Form of Subscription Agreement between Registrant and Brookfield Investment Management Inc.(13)

14.                               Other Opinions:

(a)                                 Consent of Tait, Weller & Baker LLP. (12)

15.                               Not Applicable.

16.                               Powers of Attorney.(11)

17.                               Additional Exhibits

(a)                                 Form of Proxy Card.(11)

(1) Incorporated by reference to the Registrant’s Registration Statement on Form N-1A (1933 Act File No. 333-174323) as filed with the Commission on May 18, 2011.

(2) Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (1933 Act File No. 333-174323) as filed with the Commission on October 4, 2011.

(3) Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (1933 Act File No. 333-174323) as filed with the Commission on November 4, 2011.

(4) Incorporated by reference to the Registrant’s Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A (1933 Act File No. 333-174323) as filed with the Commission on April 30, 2013.

(5) Incorporated by reference to the Registrant’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-1A (1933 Act File No. 333-174323) as filed with the Commission on August 30, 2013.

(6) Incorporated by reference to the Registrant’s Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A (1933 Act File No. 333-174323) as filed with the Commission on November 12, 2013.

(7) Incorporated by reference to the Registrant’s Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A (1933 Act File No. 333-174323) as filed with the Commission on April 30, 2014.

(8) Incorporated by reference to the Registrant’s Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A (1933 Act File No. 333-174323) as filed with the Commission on October 15, 2014.

(9) Incorporated by reference to the Registrant’s Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A (1933 Act File No. 333-174323) as filed with the Commission on July 1, 2015.

(10) Incorporated by reference to the Registrant’s Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A (1933 Act File No. 333-174323) as filed with the Commission on May 1, 2017.

(11) Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (1933 Act File No. 333-221192) as filed with the Commission on October 27, 2017.

(12) Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (1933 Act File No. 333-221192) as filed with the Commission on December 5, 2017.

(13) Incorporated by reference to the Registrant’s Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A (1933 Act File No. 333-174323) as filed with the Commission on December 22, 2017.

(14) Filed herewith.

Item 17.  Undertakings.

1.              The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of the registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2.              The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

3.              The undersigned registrant undertakes to file an opinion of counsel supporting the tax consequences to shareholders discussed in the combined proxy statement and prospectus in a post-effective amendment to this registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant, BROOKFIELD INVESTMENT FUNDS, certifies that it meets all of the requirements for effectiveness of this Registration Statement on Form N-14 under Rule 462(d) under the Securities Act and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 8th day of February, 2018.

BROOKFIELD INVESTMENT FUNDS

By:	/s/ Brian F. Hurley
Brian F. Hurley
President

Pursuant to the requirements of the Securities Act, this Post-Effective No. 1 to the Registrant’s Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the date(s) indicated.

SIGNATURE	CAPACITY	DATE

/s/ Brian F. Hurley	President (Principal Executive Officer)	February 8, 2018
Brian F. Hurley

/s/ Heather S. Goldman*	Trustee	February 8, 2018
Heather S. Goldman

/s/ David Levi*	Trustee	February 8, 2018
David Levi

/s/ Angela W. Ghantous	Treasurer (Principal Financial and	February 8, 2018
Angela W. Ghantous	Accounting Officer)

/s/ Edward A. Kuczmarski*	Trustee	February 8, 2018
Edward A. Kuczmarski

/s/ Stuart A. McFarland*	Trustee	February 8, 2018
Stuart A. McFarland

/s/ Louis P. Salvatore*	Trustee	February 8, 2018
Louis P. Salvatore

*By:	/s/ Brian F. Hurley
Brian F. Hurley
Attorney-In-Fact, pursuant to Power of Attorney

Exhibit List

(12)                                      Opinion and Consent of Paul Hastings LLP with respect to tax matters